Exhibit 99.89

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 — Security and Reporting Issuer

1.1                               State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to sales of listed common shares (“Common Shares”) of Maverix Metals Inc. (“Maverix”). Maverix’s head office address is:

Maverix Metals Inc.

625 Howe Street, Suite 1440

Vancouver, B.C. V6C 2T6

1.2                               State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The sales disclosed in this report were completed in private transactions.

Item 2 — Identity of the Acquiror

2.1                               State the name and address of the acquiror.

Gold Fields Netherlands Services B.V. (“GF Netherlands”)

Crown Business Centre Key-Point

Schipholweg 103

Leiden, 2316 XC

The Netherlands

GF Netherlands is incorporated under the laws of The Netherlands as a wholly-owned indirect subsidiary of Gold Fields Limited, a globally diversified gold mining company.

2.2                               State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On May 31, 2019, GF Netherlands sold an aggregate of 5,350,000 Common Shares at a sale price of C$4.20 per Common Share for total cash consideration of C$22,470,000.

Subsequently, on June 3, 2019, GF Netherlands sold an aggregate of 12,575,000 Common Shares at a sale price of C$4.20 per Common Share for total cash consideration of C$52,815,000.

2.3                               State the names of any joint actors.

Not applicable.

Item 3 — Interest in Securities of the Reporting Issuer

3.1                               State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above. The Common Shares sold by GF Netherlands on May 31 and June 3, 2019 represent approximately 4.96% and 11.65%, respectively, of the issued and outstanding Common Shares on a non-diluted basis.

3.2                               State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 3.4 below.

3.3                               If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Following a recent consolidation of Maverix’s Common Shares on the basis of one (1) post-consolidation Common Share for every two (2) pre-consolidation Common Shares which became effective on Thursday, May 23, 2019 (the “Consolidation”), but prior to the initial sale of Common Shares by GF Netherlands that triggered the requirement to file this report, GF Netherlands had ownership and control over 17,925,000 Common Shares and 4,125,000 warrants to purchase Common Shares (“Warrants”), representing approximately 16.61% of the issued and outstanding Common Shares on a non-diluted basis, and 19.67% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands).

Following its sale of 5,350,000 Common Shares on May 31, 2019, GF Netherlands had ownership and control over 12,575,000 Common Shares and 4,125,000 Warrants, representing approximately 11.65% of the issued and outstanding Common Shares on a non-diluted basis, and 14.90% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands).

Following the sale of its remaining 12,575,000 Common Shares on June 3, 2019, GF Netherlands had ownership and control over no Common Shares and 4,125,000 Warrants, representing no Common Shares on a non-diluted basis, and approximately 3.68% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants held by GF Netherlands).

The ownership percentages expressed above are based upon Maverix having 107,948,333 post-Consolidation issued and outstanding Common Shares as of May 23, 2019, as publicly disclosed by Maverix in its annual information form for the financial year ended December 31, 2018 dated as of May 23, 2019.

3.5                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)                                 the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b)                                 the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)                                  the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6                               If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7                               If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8                               If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 — Consideration Paid

4.1                               State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2                               In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3                               If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 — Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)                                 the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)                                 a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)                                 a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)                                  a material change in the present capitalization or dividend policy of the reporting issuer;

(f)                                   a material change in the reporting issuer’s business or corporate structure;

(g)                                  a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)                                 a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)                                     the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)                                    a solicitation of proxies from securityholders;

(k)                                 an action similar to any of those enumerated above.

GF Netherlands sold all of the Common Shares disclosed in this report pursuant to its ongoing portfolio management strategies. GF Netherlands holds its Warrants of Maverix for investment purposes. GF Netherlands will continue to monitor the business, prospects, financial condition and potential capital requirements of Maverix. Depending on its evaluation of these and other factors, GF Netherlands may from time to time in the future increase or decrease its ownership of Common Shares through exercises of Warrants, market transactions, private agreements or otherwise.

Item 6 — Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

GF Netherlands was formerly a party to a shareholder agreement dated December 23, 2016 (the “Shareholder Agreement”) between it and Maverix, the material terms of which were disclosed in the early warning report of GF Netherlands dated as of December 6, 2016 filed on www.sedar.com (“SEDAR”) in connection with the initial acquisition by GF Netherlands of Common Shares and Warrants. The Shareholder Agreement provided that it would cease to be in force and effect upon GF Netherlands no longer holding a number of Common Shares equivalent to at least 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis). Accordingly, the Shareholder Agreement has ceased to be in force and effect.

In connection with a previous sale of units (each unit comprising one pre-Consolidation Common Share and one-quarter of one Warrant (the “Units”)) disclosed in an early warning report filed on SEDAR on May 10, 2019, GF Netherlands agreed in favour of Maverix (the “Lock-up Agreement”) not to transfer any of its remaining Common Shares to third parties without the prior written approval of Maverix (such approval not to be unreasonably withheld or delayed) until September 30, 2019 (the “Restricted Period”), provided that, amongst other things, in the event that the 20-day volume weighted average price of the Common Shares on the stock exchange where the majority of the volume of the Common Shares trade is equal to a 20% premium to the price per Unit (the “Premium Price”), GF Netherlands is permitted to transfer any number of Common Shares during the Restricted Period at a price representing at least the Premium Price. GF Netherlands procured waivers from the Lock-up Agreement from Maverix for the dispositions of Common Shares described in this report.

Item 7 — Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 — Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 — Certification

The acquiror certifies that the statements made in this report are true and complete in every respect.

DATED: June 4, 2019

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	“Laurens Lor”
	Name:	Laurens Lor
	Title:	Director